SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:    Press release dated December 19, 2002, announcing the convening on February 25, 2003 of a France Telecom Shareholders’ Meeting to appoint new directors

www.francetelecom.com

Press Release

Paris, December 19, 2002—France Telecom Board of Directors chaired by Thierry Breton met on Thursday, December 19, 2002.

The Board called for a Shareholders Meeting on Tuesday, February 25, 2003 at which the following new Board members will be proposed.

•	Thierry Breton Chairman and CEO of France Telecom
•	Bernard Dufau, former Chairman of IBM France
•	Arnaud Lagardère, General Manager of Lagardère SCA
•	Henri Martre former Chairman of Aérospatiale
•	Stephane Richard Chairman and CEO of Nexity
•	Marcel Roulet former Chairman of France Telecom and Thomson

After this Shareholders Meeting, the France Telecom’s Board of Directors will continue to include 21 members representing three groups : Board members elected at the Sharholders Meeting, Board members appointed by the State and Board members elected by the employees.

Press Contact:

Nilou du Castel
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SA -au capital de 4 098 463 604 ¤ - 380 129 866 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 19, 2002	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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